SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                         SCHEDULE 13E-4
                         Amendment No. 4
                     (Dated August 12, 1997)
                               to
                  Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
                              1934)
                       INSILCO CORPORATION
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                        (Name of Issuer)
                       INSILCO CORPORATION
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              (Name of Person(s) Filing Statement)
             COMMON STOCK, $.001 PAR VALUE PER SHARE
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                 (Title of Class of Securities)
                            457659704
                    ------------------------
              (CUSIP Number of Class of Securities)

                           KENNETH H. KOCH
                         Vice President and
                           General Counsel
                         Insilco Corporation
                         425 Metro Place N.
                             Fifth Floor
                         Dublin, Ohio  43017
                           (614) 791-3137
   (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person(s)
                        Filing Statement)
                           COPIES TO:
                          AVIVA DIAMANT
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York  10004
                         (212) 859-8185

                          July 11, 1997
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  (Date Tender Offer First Published, Sent or Given to Security
                            Holders)

                    Calculation of Filing Fee
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     Transaction Valuation*:             Amount of Filing Fee:
          $110,000,000                          $22,000
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* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.
     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      N/A      Filing Party:          N/A
Form or Registration No.:    N/A        Date Filed           N/A




INTRODUCTION


          This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the offer by Insilco Corporation to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn), for a purchase price of $38.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 1997, and the related documents filed as Exhibits (a)(1) through (g)(6) to the Statement. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.


          The Purpose of this Amendment No. 4 is to report that the Company has waived a provision of its purchase agreement with Water Street Corporate Recovery Fund I, L.P., to allow for the tender of additional shares by Water Street. A copy of the press release announcing this event is filed herewith as Exhibit
(g)(7), the complete text of which is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented and amended as follows:

       (g)(7)    -- Press Release, dated August 12, 1997.



                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              INSILCO CORPORATION



                              By:  /s/ Kenneth H. Koch
                                   ------------------------------
                                   Name:  Kenneth H. Koch
                                   Title: Vice President and
                                         General Counsel
     Dated:  August 12, 1997

                          EXHIBIT INDEX

EXHIBIT                       DESCRIPTION



       (g)(7)    --Press Release, dated August 12, 1997